FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

UK Business - Market Update Lynne Peacock July 2006

Today’s Programme Overview of the UK strategy An overview of the progress in each business area Update on other key initiatives Questions

5 Key Issues in 2003 – A Reminder Strategy, Leadership & Structure Undifferentiated strategy Significant duplication and multiple legal entities Insufficient management expertise in local market Distribution Very limited presence in wealthy South East of England No Third Party Distribution channel Unbalanced distribution network with limited Direct Channel capability Infrastructure & Process 24 “centralised” operating centres Lack of common products, processes and systems – duplication of brands and locations Relatively High Margins and Product Proliferation Uncompetitive net interest margin 1,083 products Cost Base High and inflexible Property portfolio tired and under utilised Complex legacy of technology architecture 1. 2. 3. 4. 5.

Strategic Initiatives 2003 Differentiated GB business “ Playing a different game” “ Do what we do, but do it better” One efficient GB business “ Growth” initiatives Cons. Finance WME CIB CB YB NB NIB

UK Actions “Do what we do, but do it better” One Efficient Business Simplified product set Refreshed brands and improved understanding of customers Efficient back office Restructuring of cost base through a range of initiatives Margins & fee levels managed down to market competitive levels Improved sales capability through enhanced training “Playing a different game” Differentiated Business Strategy Relationship managed Integrated Financial Services for business and premium customers Third Party Distribution and key customer flow Realign distribution foot print Alignment of SME and Corporate Banking

Overview of the UK strategy An overview of the progress in each business area Update on other key initiatives Questions Today’s Programme

Retail Distribution

Retail Distribution Review of Distribution Footprint and Reduce Cost Base Rationalised branch network Investing in high potential high street locations (Flagship branches) Further increase in process / transaction centralisation Call sweeping completed Reductions in over the counter transactions Integration of Wealth Management and Retail & IHS business completed Development of non branch channels

Retail Distribution – Network Now ‘Right-Sized’ Ahead of Schedule 344 191 153 June 2006 449 232 217 March 2005 490 Total 239 YB 251 CB 2002 Total Number of Branches 449 344 344 Source - Internal 217 153 153 232 191 191 0 50 100 150 200 250 300 350 400 450 500 Mar-05 Mar-06 September 06 Target CB YB

Retail - Sales Performance Progress Retail Mortgage Performance Life & Critical Illness Penetration % of Mortgages Balances £4,165m Balances £3,867m Retail Deposits £6,925m £7,424m £m £m Source - Internal £606m £435m 0 100 200 300 400 500 600 700 H1 05 Drawdowns H1 06 Drawdowns 61% 49% 27% 16% 39% 0% 10% 20% 30% 40% 50% 60% 70% NAGE 03 NAGE 04 H1 05 H2 05 H1 06 6500 6600 6700 6800 6900 7000 7100 7200 H1 05 H1 06

Direct Channels Fit for Purpose Grown direct channel transaction volumes by 31% Implemented new outsourced call centre partnership Implemented state of the art call centre platform Increased first call resolution from 39% to 73% Average cost per call down from £1.84 to £1.30 Developed direct sale capability for mortgages, term deposits and insurance Launched new Internet banking platform Improved ATM availability to 94.6% (industry average of 92%) All measures over 12 month period

Portfolio Size & Asset Quality Growth in personal lending primarily housing Increase in B&DD mainly in Personal Loans and Cards in the older part of lending portfolio Action taken to address this Recent additions to PL’s and cards books - good quality and in line with the market Personal Lending Book Source - Internal March 2005 £8.7bn Credit Cards Personal Overdrafts Personal Loans Housing March 2006 £10.9bn Credit Cards Personal Overdrafts Personal Loans Housing

Integrated Financial Solutions

iFS South -

Network of Financial Solution Centres Increased to 36 Sites


Basildon
Basingstoke
Bath
Bristol
Bury St. Edmunds
Cambridge
Canary Wharf
Cardiff
Chelmsford
Crawley
Croydon
Exeter
Fleet Place
Gloucester
Guildford
Hertford
High Wycombe
Ipswich
Knightsbridge
Maidstone
Milton Keynes
Norwich
Oxford
Paddington
Piccadilly
Plymouth
Peterborough
Portsmouth
Reading
Richmond
Royal Tunbridge Wells
Southampton
St Albans
Taunton
Watford
Worcester

14

iFS South - Progress Total of 650 people recruited in the South 210 top quartile people recruited in the last 12 months Negligible attrition On track to achieve breakeven projections Existing 3 sites have seen income grow by an average £750k

iFS North - Progress 38 centres converted to iFS operating model Physical conversion of existing CB and YB business centres into FSCs well underway As at June 2006, 19 centres have been physically converted to the benchmark standard, with a further 3 in progress A further 8 centres are on track to be completed by September 2006 Performance to date in line with business case

iFS - Lending IFS National - Lending Drawdown Trend 0 100 200 300 400 500 600 Apr- 05 May- 05 Jun- 05 Jul- 05 Aug- 05 Sep- 05 Oct- 05 Nov- 05 Dec- 05 Jan- 06 Feb- 06 Mar- 06 Period £m IFS North - Lending Drawdown Trend 50 100 150 200 250 300 350 400 450 500 Apr- 05 May- 05 Jun- 05 Jul- 05 Aug- 05 Sep- 05 Oct- 05 Nov- 05 Dec- 05 Jan- 06 Feb- 06 Mar- 06 Period £m IFS South - Lending Drawdown Trend 0 20 40 60 80 100 120 140 160 180 Apr- 05 May- 05 Jun- 05 Jul- 05 Aug- 05 Sep- 05 Oct- 05 Nov- 05 Dec- 05 Jan- 06 Feb- 06 Mar- 06 Period £m Source - Internal

Total Retail Deposits Total Core Lending Total Retail Deposits Total Core Lending Volume Growth North Volume Growth South 70% 88% 16% 22% iFS - Growth H1 March 2006 vs H1 March 2005 Balances £0.9bn Balances £2.4bn Balances £4.6bn Balances £9.9bn

iFS – Summary Progress Achieving our objective of creating a strong national network of quality Financial Solution Centres covering all regional centres from Inverness to Plymouth Grown agribusiness with further growth planned 25 local Chairpersons / Ambassadors signed up Credit embedded within iFS centres for quicker decision making Specialist areas to deliver tailored customer offering

Third Party Distribution

Third Party Distribution - Mortgage Growth 100% 100% Percentage of New to Bank Customers 13,580 since launch 4,289 Total of Customers Acquired 6 awards 2 awards Industry Recognition 440 307 Number of Brokers 40bps 40bps Average Procuration Fees £71,000 £66,000 Average Customer Income £185,000 £180,000 Average Loan Size 68.6% 66.46% Loan to Value £822 million £989 million Completions £1.10bn £1.50bn Applications Mortgage Performance 6 months to March ‘06 FY 04/05

Third Party – Delivering Premium Customers Customer Distribution Wealth Status High Low High Low 32% 6% 14% 10% 5% 16% 5% 12% Income Source - Internal

UK Population Customer Distribution High Low High Low 10% 5% 15% 11% 8% 7% 16% 28% Income Customer Distribution Wealth Status Source - Internal

Third Party Distribution – Cross Sales 1.6 average product holding per customer 28% of mortgage customers have a Current Account with an average balance of £10,700 9% of mortgage customers have a Savings Account with an average balance of £56,900 Majority of customer base acquired in last 9 months Early customer acquisitions average 2.7 product holding per customer

Products and Margins

UK banking* net interest margin down 21bps on the March 2005 half 3.64% 0.03% (0.05%) (0.15%) (0.03%) (0.09%) (0.15%) 0.25% (0.20%) (0.05%) 3.85% 0.23% Mar 05 HY AIFRS Impact Mar 06 HY Lending vs Deposit Growth Irish Sale Proceeds Other NII Lending Product Margin Lending Mix Basis Risk Deposit Product Margin Deposit Mix Basis Risk * Ongoing operations, excludes Irish Banks.

Technology and Operations

Technology and Operations Customer Connect System rolled out to 190 YB branches Teller ported from BNZ and successfully launched in over 50 YB branches Technology components of BASEL Programme completed on schedule Convergence Programme on schedule for delivery 1st quarter 2007 Workload removal program in progress Outsourced Third Party Distribution mortgage processing Outsourcing indirect procurement Disposal program of 105 closed branch premises Rationalisation of Head Office property in Glasgow, Leeds and London

Today’s Programme Overview of the UK strategy An overview of the progress in each business area Update on other key initiatives Questions

Irish Banks Migration Sale completed 1st March 2005 Transitional services agreement to cover services until Easter 2006 Successful completion of data migration completed Easter 2006, on schedule and under cost Impact on cost income ratio 17,000 technology man days and 500 people across NAG UK working on project Managed costs down over 18 months to meet reduced income 3,000 staff transferred in Ireland sale

2005 Restructuring Provision Announced March 2005 £73m of charge is personnel related, £36m surplus lease provision By 31 March 2006 £62m of the provision had been utilised As at March 2006, 73% (1,235 FTE) of the headcount reduction had been achieved Branch closure programme completed 6 months ahead of schedule On track to achieve 80% of run rate benefits by September 2006

People & Culture – Major Pension Reform The first retail Bank in the UK to achieve a comprehensive reform of pension arrangements September ’05 deficit £426m reduced by £265m Extensive communications program Employee ballot Follow up negotiations with trustees Preparation for Government pension changes Investment strategy Significantly improved our Performance Management framework Increased employee satisfaction

Other Initiatives CB Money Market Desk funding programme Sale of PCS and Custom Fleet businesses Outsourced Trust & Executry administration Moved to one chart of accounts Upgrade of General Ledger Millennium package Simplified payroll operations

UK Progress – Contribution from Irish Banks Replaced Core Lending (Spot, £bn) 20.4 20.7 Retail Deposits (Spot, £bn) 15.8 13.0 Underlying Profit (£m) 205 219 Cash Earnings before Tax (£m) 156 154 FTE (Spot) 12,865 9,246 Cost Income Ratio 68.2% 62.9% Income per FTE * 99 134 Cash Earnings Before Tax per FTE * 24 33 * Annualised and based on average FTE Sept '04 HY (inc Ireland) AGAAP Basis March '06 HY AIFRS Basis

Summary “Playing a Different Game” Organic growth of a new business in the South Roll out of Financial Solution Centres on track and effective Conversion of existing SME business to iFS model Creation of Third Party mortgage business “Do What We Do, But Do It Better” Restructure existing business in the North, on schedule and to cost Move to competitive products and pricing Transition towards industry cost economics Rebuild of infrastructure Converge technology

Today’s Programme Overview of the UK strategy An overview of the progress in each business area Update on other key initiatives Questions

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 18 July, 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This announcement contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "likely", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

UK Business – Market Update Appendix 1

Product Rationalisation Total 397 Product Numbers October 2005 Money Transmission 17 Others 52 Savings 52 Go To February 2007 736 Products rationalised via sale of NIB & NB 347 CB, YB & CYB 2002 Product Set Total 1083 Money Transmission 48 Savings 99 Others 249 Total 121 Significant Product rationalisation will be achieved as part of the Convergence program. Focus is on Core Systems. There are a total of 585 products of which 397 are on core systems

Example of High Level Product Mapping – ‘Go To’ Product Set Retail Staff CA + Readycash CA Choice Paymaster Staff CA + Offset Student Current AC CA Extra card CA + Cashmaster Flexicash Youth Students CA Extra CA + Offset Flexicash Student Current AC Graduating Students CA Plus [Mass Market] CA Plus Offset Basic Staff CA Extra 9,759 137,160 83,082 1 119,259 18,546 667,178 835 128,738 56,844 178 280,189 2,551 5,544 120,000 1 3,266 Account Numbers Account Numbers Staff CA Group Employees Group Employees Staff CA All Group Employees 4,486 8 7 7 1 CB Products YB Products New Product On Sale Off Sale

Streamlining/Improving Processes – Significant Progress Now Being Made Customer Benefits – Some ‘Quantified’ Examples Process Before After Status Issue of First Cheque Book 10 days 4 days In Place Re-order cheque books 3 days Same Day if order received by 3:30pm In Place Advertising and marketing campaign spend Suppliers paid on time = 43% Suppliers paid on time = 95% In Place Account Opening IMS - Pre- sale checking 100% 20% In Place Account Opening IMS Duplicate process with the banks. One Process In Place Account Opening IMS 45 page documentation Smart electronic forms In Place Issue of Customer Number for Credit Cards 5 days 5 Mins Rollout June Automatic renewal process for loans YB customers - no opportunities a) limit in place until their circumstances change b) Limit that will not ‘fall off’ if renewal is not undertaken (eg. Bank error) Implementation aligned with the Convergence Program roll out Time to be identified for opening an account 20 mins 1 min (20 secs being experienced in pilot outlets) Imaging Implementation aligned with the Convergence Program roll out (also dependent on Investment Funding)

Slightly disagree Disagree Strongly disagree Slightly agree Agree Strongly agree I am excited about my part in the future of our organisation Feb 06 May 05 People in our organisation share a common vision of our future Feb 06 May 05 Vision and Purpose Progress – Vision, Purpose and Leadership Senior leaders are taking the right actions now to position us for long-term success Feb 06 May 05 Leadership 10 27 2 9 32 26 40 15 4 2 12 22 14 24 4 13 35 25 28 16 7 4 18 11 6 16 3 10 30 28 40 23 8 5 12 19

Disclaimer This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 18 July 2006. It is information in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice, when deciding if an investment is appropriate. This document contains certain "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995. The words "anticipate", "believe", "expect", "project", "estimate", "intend", "should", "could", "may", "target", "plan" and other similar expressions are intended to identify forward-looking statements. Indications of and guidance on future earnings and financial position and performance are also forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements. There can be no assurance that actual outcomes will not differ materially from these statements. For further information relating to the identification of forward-looking statements and important factors that could cause actual results to differ materially from those projected in such statements, see "Presentation of Information - Forward-Looking Statements" and "Risk Factors" in the Group's Annual Report on Form 20-F filed with the US Securities & Exchange Commission.

Appendix 2 is available on the Group’s website http://www.nabgroup.com

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: •18 July 2006	Name: Brendan T Case
Title: Associate Company Secretary